

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 25, 2018

By E-Mail

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

> **Re:** **ILG, Inc.**
> **Preliminary Proxy Statement filed by FrontFour Capital Group LLC, et. al.**
> **Filed on April 19, 2018**
> **File No. 001-34062**

Dear Mr. Wolosky:

We have reviewed the above captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Preliminary Proxy Statement

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your disclosure that Mr. Hyman has "successfully created significant stockholder value both through improving operations and mergers and acquisitions, including at companies with significant real estate complexities."

Reasons for the Solicitation, page 7

2. Revise the section captioned "We Question Whether the Long-Standing…" on page 8 to disclose that Mr. Hyman, Mr. Pearlman and Ms. Felman do not currently own any shares in the company.

Form of Proxy Card

3. Revise your presentation of the voting options in proposal 1 to comply with Rule 14a-4(d)(4)(ii)-(iii).

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions